JUN 26 2003

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20459
FORM 11K
ANNUAL REPORT



Pursuant to Section 11(d) of the
Securities Exchange Act of 1934

For the Plan Year Ended December 31, 2002

C. Full title of the plan and address of the plan:

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION



03025403

The Fairchild Corporation
Dulles, Virginia 20166-7516

D. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

The Fairchild Corporation
45025 Aviation Drive, Suite 400
Dulles, VA 20166-7516

Required information is presented on the attached pages.

Signatures:

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE FAIRCHILD CORPORATION PENSION
AND RETIREMENT COMMITTEE

By: Robt H Kelley
Robert H. Kelley
Member, Pension and Retirement Committee

Date: June 26, 2003



SEC MAIL PROCESSING
RECEIVED
JUN 2 6 2003
WASH, D.C. 188 SECTION

Savings Plan for Employees of The Fairchild Corporation

Financial Statements with Additional Information

Years ended December 31, 2002 and 2001 with Report of Independent Auditors

SAVINGS PLAN FOR EMPLOYEES OF THE FAIRCHILD CORPORATION

Financial Statements
with
Additional Information

Years ended December 31, 2002 and 2001

Contents

KaufmanDavis, PC

AN INDEPENDENT CPA FIRM

Report of Independent Auditors

To the Pension and Retirement Committee
The Fairchild Corporation
Dulles, Virginia

We have audited the accompanying statements of net assets available for benefits of the Savings Plan for Employees of The Fairchild Corporation (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such schedule has been subjected to auditing procedures applied in the audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2002 financial statements taken as a whole.



KAUFMAN DAVIS, PC
Certified Public Accountants

June 5, 2003

Ronald H Posner Ronald M Kurtz Robert A Sachs Jeffrey E Sabot H Kenneth Fleishman Margaret P Blaine
Anna M Lampich Lawrence P Kline Andrew W Marcou Mitchell S Berman Gary S Davidson

7475 Wisconsin Avenue Suite 700 Bethesda, Maryland 20814-3417

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

Statements of Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

Assets

	2002	2001
Investments:		
Investments at fair value:		
Interest-bearing cash	$ 5,809	$ 24,484
Common/collective trusts	71,690,520	68,214,016
Common stocks	27,651	28,601
Mutual funds	29,760,933	40,707,874
Unallocated insurance contracts	3,153,119	5,980,758
Loans to participants	7,317,348	8,327,173
Employer securities	2,536,254	3,690,529
	114,491,634	126,973,435
Receivables:		
Employer contributions	-	214,078
Employee contributions	397,583	682,331
	397,583	896,409
Total assets	114,889,217	127,869,844
Net assets available for benefits	$ 114,889,217	$ 127,869,844

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2002 and 2001

	2002	2001
Investment income:		
Net (depreciation) in fair value of investments:		
Mutual funds	$ (12,642,184)	$ (12,459,874)
Employer securities	2,384,241	(1,011,956)
	(10,257,943)	(13,471,830)
Interest and dividends	3,052,622	3,674,417
Total investment (loss)	(7,205,321)	(9,797,413)
Contributions:		
Employer	-	2,786,499
Employee	7,975,783	9,327,166
Other	49,588	180,306
	8,025,371	12,293,971
Total additions	820,050	2,496,558
Deductions:		
Benefits paid directly to participants	(13,727,510)	(9,611,082)
Administrative expenses	(73,167)	(51,708)
Total deductions	(13,800,677)	(9,662,790)
Net (decrease)	(12,980,627)	(7,166,232)
Net assets available for benefits:		
Beginning of year	127,869,844	135,036,076
End of year	$ 114,889,217	$ 127,869,844

See accompanying notes to financial statements.

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

Notes to Financial Statements

December 31, 2002 and 2001

Note 1. Description of Plan; Merger of Other Plans

The following summary of the Savings Plan for Employees of The Fairchild Corporation (the Plan), formerly the Fairchild Savings and Employee Stock Ownership Plan (SESOP), which was formerly the Fairchild Industries, Inc. Employee Stock Ownership Plan (ESOP), is provided for general information purposes only. Participants should refer to the legal Plan Document for more complete information. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

General - The plan was originally adopted, effective January 1951, by the Board of Directors and shareholders of Fairchild Industries, Inc. (Company), a wholly-owned subsidiary of The Fairchild Corporation (Corporation), formerly Banner Industries, Inc. The term Plan Sponsor as used herein refers to either the Company or the Corporation.

Effective January 1, 1986, the Plan was amended and restated into an employee stock ownership plan as described in Section 4975(E)(7) of the Internal Revenue Code (Code), coverage was expanded to include all nonbargaining unit employees and the Plan was renamed The Fairchild Industries, Inc. Employee Stock Ownership Plan (ESOP).

Effective February 1, 1989, The Savings Plan for Employees of Fairchild Industries, Inc. (Savings Plan) was merged into the ESOP to form the SESOP.

On December 18, 1990, the Corporation adopted a restated document entitled the Savings Plan for Employees of The Fairchild Corporation. The Plan as restated was essentially a continuation of the Savings Plan.

As a result of Company acquisitions in 1999, the Plan was amended and restated, effective December 31, 1999, to reflect the merger of the Kaynar Technologies, Inc. Savings and Retirement Plan, the Amended and Restated Banner Aerospace, Inc. Profit Sharing/401(k) Plan and Trust and the Marcliff Savings Plan. As of December 31, 1999 employees ceased participation in the three merged plans and began participation in The Fairchild Plan. Assets from the three plans totaling $56,820,193 were transferred into the Savings Plan for Employees of The Fairchild Corporation on February 1, 2000.

The purpose of the Plan is to provide a vehicle for the eligible employees of the Corporation and its United States subsidiaries that have adopted the Plan (individually, the Corporation or any United States subsidiary that has adopted the Plan is referred to as a "Plan Sponsor") to save funds on a tax-advantaged basis and receive a proprietary interest in the Corporation and to assist the Plan Sponsor in attracting and retaining competent employees.

Note 1. Description of Plan; Merger of Other Plans (continued)

Subject to meeting the requirements for participation set forth in the Plan and described below, each eligible employee of the Corporation or any United States subsidiary of the Corporation that has adopted the Plan is entitled to participate in the Plan.

The Plan consists of two components: (1) a savings feature, that allows participants to contribute a portion of their annual compensation to the Plan through payroll deductions and to receive Plan Sponsor matching contributions on those contributions (Matching Contributions) and (2) a profit sharing feature that allows the Plan Sponsor to make contributions at the discretion of its board of directors to the accounts of eligible participants.

Participants may make their contributions on a before-tax basis in accordance with a qualified cash or deferred arrangement permitted under Section 401(k) of the Internal Revenue Code or can elect to have their contributions made under the after-tax contribution provisions of the Plan.

For the plan year ending December 31, 2001, matching contributions were made by the Plan Sponsor on behalf of each participant of the Plan in an amount equal to 50% of the sum of the participant's before-tax and after-tax contributions, up to 5% of the participant's annual compensation. Effective January 1, 2002, Plan Sponsor matching contributions are discretionary and determined annually by the Board of Directors. There was no matching contribution made for the year 2002.

Each full-time employee of the Plan Sponsor who is not a leased employee is generally eligible to participate in the Plan.

Contributions may be made in the form of Corporation stock, cash, or other property, provided that cash will be contributed as needed to provide the Plan with sufficient funds to pay in full when due any interest and principal payments required under any and all loans (or other extensions of credit) made to the Plan and used by the Trustee to finance the acquisition of common stock issued by the Plan Sponsor.

Note 2. Summary of Significant Accounting Policies

Basis of Accounting - The financial statements of the Plan reflect the accrual basis of accounting. The following accounting policies were followed in determining the value of the net assets available for Plan benefits:

1. Investments are stated at fair value.

2. Distributions to participants are recorded when paid.

Participant contributions are funded on a current basis.

The Plan provides that all usual and reasonable administrative expenses of the Plan related to trustee fees, record-keeping fees and investment management fees are to be paid out of the Plan assets.

Note 2. Summary of Significant Accounting Policies (continued)

Participant Accounts - Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, if any, and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company contributions or pay Plan expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Benefits Payable – As of December 31, 2002, there were no amounts that were due to participants that had withdrawn from the plan (benefits of $413,801 were due to be paid to participants who had withdrawn from participation in the Plan at December 31, 2001). See Note 7 below for benefits paid to Plan participants terminated as a result of a sale of assets by Fairchild Corporation to Alcoa, Inc.

Administration - The Plan is administered by a committee known as the Pension and Retirement Committee (the Committee) appointed by the Board of Directors of the Corporation. The duties of the Committee include but are not limited to interpreting the Plan, issuing directions to the Trustee to pay benefits from the Plan and appointing and employing agents to assist in the administration of the Plan. As of February 1, 2000 Putnam Fiduciary Trust Company succeeded Mellon Bank as Trustee of the Plan.

Investments – Investments are stated at fair value. Purchases and sales of securities are recorded on a trade date basis. Gains or losses on sales of securities are based on the average cost of the respective securities. Dividends are recognized on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Investments in marketable equity securities and debt securities traded on a national securities exchange are valued by the Trustee generally at the last reported sales or bid price of the year. Interest in the bank's pooled temporary investment fund is valued at the redemption price established by the Trustee based on the market value of the securities in the funds. Guaranteed income contracts with insurance companies are valued at contract value, which consists of contributions made pursuant to the contract plus net interest earned at the contract rate. Loans to participants are stated at cost, which approximates fair value.

By Fund Information - The Plan has adopted SOP 99-3, Accounting and Reporting of Certain Contribution Plan Investments and Other Disclosure Matters, which changes the required disclosures for plans with participant-directed investment programs.

Investment Funds - Pursuant to the procedures set forth in the Plan, participants may choose to have their contributions together with their Matching Contributions invested in one or more of the following investment options, as indicated by respective prospectus. Employees may invest in the funds in increments of 1%. Participants may transfer their account balances in any investment fund to one or more of the other investment funds daily. The transfer must be in multiples of 1% of the account balance.

Note 2. Summary of Significant Accounting Policies (continued)

The investment options are as follows:

Growth Funds

- *Dreyfus Emerging Leaders Fund* - This fund seeks capital growth by investing in companies Dreyfus believes to be emerging leaders: small companies characterized by new or innovative products, services or processes having the potential to enhance earnings growth.
- *Invesco Dynamics Fund* - This fund seeks long-term capital appreciation by investing primarily in common stocks of mid- to smaller-capitalization companies with rapidly accelerating earnings growth.
- *Putnam Growth Opportunities Fund* - This fund seeks capital appreciation by investing mainly in stocks of very large, highly competitive growth companies. The fund is concentrated and selective, targeting U.S. companies that dominate both domestic and foreign markets.
- *Putnam International Equity Fund* - This fund seeks capital appreciation by investing in a diversified portfolio of stocks of companies located mainly outside the United States.
- *Putnam Investors Fund* - This fund seeks long-term growth of capital by investing mainly in blue-chip stocks - those of large, well-established companies selected from a broad range of industries. The fund targets companies that are enjoying rising sales and profits and that have dominant positions within their industries.
- *Putnam S&P 500 Index Fund* - This fund seeks a return, before the assessment of fees, that closely approximates the return of the S&P 500 Index which is an indicator of U.S. stock market performance.
- *Templeton Developing Markets Fund* – This fund seeks long-term capital appreciation. The fund normally invests in equity securities of developing-markets issuers. It maintains investments in at least three developing markets.

Growth and Income Fund

- *Vanguard Asset Allocation Fund* - This fund seeks long-term growth of capital and income by investing in common stocks, long-term U.S. Treasury bonds, and money market instruments.

Income Fund

- *Putnam Bond Index Fund* - This fund seeks a return, before the assessment of fees, that closely approximates the return of the Lehman Brothers Aggregate Bond Index, which is an indicator of U.S. investment-grade bond market performance.

Capital Preservation Fund

- *Putnam Stable Value Fund* - This fund seeks stability of principal by investing mainly in investment contracts issued by insurance companies, banks, and similar financial institutions. To provide liquidity, a portion of the fund's assets is invested in high-quality money market instruments.

Note 2. Summary of Significant Accounting Policies (continued)

Company Stock

- *The Fairchild Corporation Stock Fund* - This fund is primarily invested in Class A common stock of the Corporation (Company Stock). Purchases of the Company Stock may be made on the open market, in private transactions, or directly from the Corporation or its affiliates. If Company Stock is purchased from the Corporation or its affiliates, the price paid shall be no more than the average of the closing prices of the Company Stock on the New York Stock Exchange on the five days preceding the date of the purchasing. Any cash dividends received will be reinvested in the fund. Purchases on the open market are made monthly and may be spread over a period of days in order to avoid artificially inflating the price. The broker-dealers through which and by whom such transactions are effected are selected at the discretion of the Trustee or the investment manager, as applicable, subject, however, to the requirement that such broker-dealers offer the best services in light of their experience, skill, and financial responsibility and are paid no more than prevailing and competitive market rates.

Participant Loans

- *Participant Loan Account* - Active participants can apply for a loan at any time for any purpose. They can borrow up to 50% of their vested account balance. The maximum loan amount is $50,000; the minimum is $1,000. The maximum loan period is five years or up to ten years for a home loan. One loan to purchase a home and two general-purpose loans can be outstanding at any time. Loans are repaid through payroll deductions. The interest paid on the loan is credited to participant's individual account.

Vesting - The Plan's vesting schedule is as follows:

Full Years of Vesting Service	Percentage Vested
Less than one	0%
One year	20%
Two years	40%
Three years	60%
Four years	80%
Five years or more	100%

Vesting Service means each Plan year during which an employee has completed no less than 1,000 hours of service. Employees who were participants of the Marcliff Savings Plan prior to the merger in 1999 retain their former vesting schedule. These participants are 100% vested after three years of service.

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

Notes to Financial Statements

December 31, 2002 and 2001

Note 2. Summary of Significant Accounting Policies (continued)

In the event of disability or retirement under the provision of a pension plan sponsored by the Corporation, or death, matching contributions are 100% vested. The balance of a participant's before-tax and after-tax contributions are fully vested and nonforfeitable at all times.

Distributions – For plan years ending December 31, 2001, benefits under the plan were distributed either in a lump sum, installment distribution, or annuity. For the year ended December 31, 2002 and subsequent years, benefits will be distributed only in lump sum payments. The value of the matching contributions is fully vested upon the earlier of disability, death, attainment of age 65, or five years of service. If, prior to attaining full vesting, a participant terminates employment, the nonvested value of company matching contributions is forfeited. Forfeitures are used to reduce current matching contributions or pay plan expenses. Forfeitures were $88,022 and $70,880 in 2002 and 2001, respectively.

Note 3. Investments

Investments representing 5% or more of the Plan's net assets are as follows at December 31:

	2002	2001
Putnam Bond Index Fund	$ 8,925,133	$ 7,538,841
Putnam Stable Value Fund	47,544,156	39,209,885
Putnam S&P 500 Index Fund	15,221,231	21,465,290
Vanguard Asset Allocation Fund	9,757,627	12,456,602
Dreyfus Emerging Leaders Fund	7,209,196	9,999,691
Putnam Investors Fund	-	6,730,444
Participant Loan Fund	7,317,348	8,327,173
	$ 95,974,691	$ 105,727,926

For the years ended December 31, 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) in value by ($7,205,321) and ($9,797,413), respectively as follows:

	2002	2001
Common/collective trusts	$ (2,081,111)	$ (267,911)
Mutual funds and common stocks	(8,383,733)	(9,620,937)
Unallocated insurance contracts	298,165	427,705
Loans to participants	577,117	675,686
Employer securities	2,384,241	(1,011,956)
	$ (7,205,321)	$ (9,797,413)

Note 4. Tax Status

The Plan has been amended to comply with 1) various regulations and rulings issued by government agencies including the Small Business Job Protection Act, the Taxpayer Relief Act, the Community Renewal Tax Relief Act of 2000 and the Economic Growth and Tax Relief Reconciliation Act of 2001 to ensure that the Plan document complies with current administrative practice and 2) to make certain changes to plan benefits. On February 25, 2003 the Plan received a favorable determination letter from the Internal Revenue Service, indicating that the plan as designed and amended is in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Note 5. Plan Termination

Although the Corporation has not expressed any intent to discontinue its contributions, it is free to do so at any time. In the event that such discontinuance results in the effective termination of the Plan, the Plan provides that all participants become 100% vested, and the Plan will continue in effect for the sole purpose of liquidating the participants' interest in the Plan.

Note 6. Insurance Company Contract

Effective January 1, 1995, the Plan adopted the provisions of Statement of Position 94-4, *A Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans*. The Plan's guaranteed investment contract with the Metropolitan Life Insurance Company is fully benefit responsive and, therefore, has been presented in the financial statements at contract value. Management of the Plan believes that contract value approximates fair value for the guaranteed investment contract. Under the contract, which is a group annuity contract, crediting interest rates are established on a calendar year basis. Crediting interest and average yield rates applicable to the contract for the years ended December 31, 2002 and 2001 were 4.97%.

Note 7. Distributions to Plan Participants in 2003

In December 2002, the Fairchild Corporation sold certain of its assets to Alcoa, Inc. Employees who were terminated by the Corporation and employed by Alcoa, Inc. as a result of the asset sale, were fully vested in both the discretionary and matching contributions credited to their account. There were no distributions paid to former Plan participants as a result of this sale in 2002. As of February 28, 2003, a total of $63,141,612 has been distributed.

ADDITIONAL INFORMATION

SAVINGS PLAN FOR EMPLOYEES OF
THE FAIRCHILD CORPORATION

Schedule of Assets Held for Investment Purposes

December 31, 2002

Schedule I

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral and Par or Maturity Value	Current Value
Interest - bearing cash	Cash	$ 5,809
Putnam Bond Index Fund	Common/collective trust	8,925,133
Invesco Dynamics Fund	Mutual fund	1,602,194
Dreyfus Emerging Leaders Fund	Mutual fund	7,209,196
Templeton Developing Markets	Mutual fund	978,591
Vanguard Asset Allocation	Mutual fund	9,757,627
Putnam Investors Fund	Mutual fund	4,368,248
Putnam Growth Opportunities Fund	Mutual fund	3,392,837
Metropolitan Life Insurance Company	GIC--4.97%	3,153,119
Putnam Stable Value Fund	Common/collective trust	47,544,156
Putnam S&P 500 Index Fund	Common/collective trust	15,221,231
Putnam International Equity Fund	Mutual fund	2,452,240
Participant Loan Fund	Participant loans	7,317,348
Fairchild Corporation Stock	Employer securities-common shares	2,536,254
Global Sources Ltd. Stock Fund	Common stock	27,651
		$ 114,491,634